SEMPRA ENERGY
Table F (Unaudited)

Exhibit 99.2

Income Statement Data by Business Unit

Nine Months Ended September 30, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 2,089	$ 3,145	$ 2,178	$ 1,032	$ 227	$ (21)	$ (134)	$ 8,516
Cost of Sales and Other Operating Expenses	1,496	2,613	1,637	786	210	29	(5)	6,766
Litigation Expense (Adjustment)	3	(3)	8	30	3	-	2	43
Depreciation & Amortization	219	200	19	34	9	-	10	491
Losses (Gains) on Sale of Assets, Net	(1)	(4)	7	-	-	-	(1)	1
Operating Income (Loss)	372	339	507	182	5	(50)	(140)	1,215
Other Income (Expense), Net	15	(1)	-	354	3	-	4	375
Income (Loss) before Interest & Taxes [1]	387	338	507	536	8	(50)	(136)	1,590
Net Interest Expense (Income) [2]	79	31	48	(2)	(2)	3	50	207
Income Tax Expense (Benefit)	126	139	169	216	(8)	(18)	(163)	461
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	40	-	-	40
Discontinued Operations	-	-	-	-	-	-	319	319
Net Income (Loss)	$ 182	$ 168	$ 290	$ 322	$ 58	$ (35)	$ 296	$ 1,281

Nine Months Ended September 30, 2005

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 1,761	$ 3,091	$ 1,695	$ 1,098	$ 227	$ -	$ (292)	$ 7,580
Cost of Sales and Other Operating Expenses	1,259	2,559	1,399	898	215	23	(121)	6,232
Litigation Expense	44	88	45	18	1	-	145	341
Depreciation & Amortization	197	198	21	28	9	-	13	466
Gains on Sale of Assets, Net	(1)	-	(98)	-	(4)	-	(1)	(104)
Operating Income (Loss)	262	246	328	154	6	(23)	(328)	645
Other Income (Expense), Net	4	(1)	(1)	15	3	-	4	24
Income (Loss) before Interest & Taxes [1]	266	245	327	169	9	(23)	(324)	669
Net Interest Expense (Income) [2]	37	27	20	16	(1)	1	77	177
Income Tax Expense (Benefit)	39	55	91	62	4	(9)	(264)	(22)
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	42	-	-	42
Discontinued Operations	-	-	-	-	-	-	9	9
Net Income (Loss)	$ 190	$ 163	$ 216	$ 91	$ 48	$ (15)	$ (128)	$ 565

[1] Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended September 30, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 703	$ 812	$ 784	$ 379	$ 79	$ (1)	$ (62)	$ 2,694
Cost of Sales and Other Operating Expenses	481	614	592	288	73	10	(3)	2,055
Litigation Expense	2	2	1	2	1	-	4	12
Depreciation & Amortization	72	67	6	12	3	-	3	163
Losses (Gains) on Sale of Assets, Net	-	(3)	2	-	-	-	(1)	(2)
Operating Income (Loss)	148	132	183	77	2	(11)	(65)	466
Other Income, Net	2	-	-	364	-	2	8	376
Income (Loss) before Interest & Taxes (1)	150	132	183	441	2	(9)	(57)	842
Net Interest Expense (Income) (2)	27	12	17	(6)	(2)	1	9	58
Income Tax Expense (Benefit)	53	59	61	182	1	3	(102)	257
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	16	-	-	16
Discontinued Operations	-	-	-	-	-	-	110	110
Net Income (Loss)	$ 70	$ 61	$ 105	$ 265	$ 19	$ (13)	$ 146	$ 653

Three Months Ended September 30, 2005

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 601	$ 910	$ 791	$ 412	$ 90	$ -	$ (94)	$ 2,710
Cost of Sales and Other Operating Expenses	395	737	614	359	85	8	(32)	2,166
Litigation Expense	44	88	38	10	-	-	145	325
Depreciation & Amortization	66	66	7	10	3	-	-	152
Gains on Sale of Assets, Net	(1)	-	(98)	-	-	-	-	(99)
Operating Income (Loss)	97	19	230	33	2	(8)	(207)	166
Other Income (Expense), Net	3	-	-	15	4	-	(3)	19
Income (Loss) before Interest & Taxes (1)	100	19	230	48	6	(8)	(210)	185
Net Interest Expense (Income) (2)	6	9	8	8	(1)	-	18	48
Income Tax Expense (Benefit)	(8)	(26)	61	16	4	(3)	(107)	(63)
Equity in Income of Certain Unconsolidated Subsidiaries	-	-	-	-	16	-	-	16
Discontinued Operations	-	-	-	-	-	-	5	5
Net Income (Loss)	$ 102	$ 36	$ 161	$ 24	$ 19	$ (5)	$ (116)	$ 221

(1) Management believes "Income before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

(2) Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.